**STATEMENT OF FINANCIAL CONDITION**

**Robinhood Securities, LLC**
**SEC File Number: 8-69916**
December 31, 2019
With Report of Independent Registered Public Accounting Firm Required

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OBM APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 21,2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| **8-69916** |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Robinhood Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUISINESS: (Do not use P.O. Box No.)

500 COLONIAL CENTER PARKWAY, SUITE 100
(No. and Street)

| LAKE MARY | FL | 32746 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL KELATI (612) 232-2271
(Area Code — Telephone Number)

## B. ACCOUNTANT INDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST AND YOUNG LLP
(Name — *if individual, state last, first, middle name)*

| 560 MISSION ST # 1600 | SAN FRANCISCO | CA | 94105 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1420 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATON

I, __Daniel Kelati_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Robinhood Securities, LLC_____ , as of __DECEMBER 31_____ , 20 __19____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO and Principal Financial Officer
Title

Notary Public

**ERIN A. WARD**
MY COMMISSION # GG062498
EXPIRES January 12, 2021

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Robinhood Securities, LLC
# Table of Contents



Ernst & Young LLP
560 Mission Street
Suite 1600
San Francisco, CA 94105

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

## Report of Independent Registered Public Accounting Firm

To the Member and Officers of Robinhood Securities, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robinhood Securities, LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Ernst & Young LLP*

We have served as the Company's auditors since 2017.
April 13, 2020

**Robinhood Securities, LLC**
**Statement of Financial Condition**
**December 31, 2019**

| | |
|---|---|
| **Assets** | |
| Cash | $ 103,678,224 |
| Cash segregated under federal and other regulations | 2,420,353,877 |
| Receivable from users, net of allowance for doubtful accounts of $19,383,265 | 638,889,076 |
| Receivable from brokers, dealers and clearing organizations | 19,892,858 |
| Deposits with clearing organizations | 122,226,502 |
| Securities borrowed | 438,400 |
| Prepaid expenses and other assets | 8,485,921 |
| **Total assets** | **$ 3,313,964,858** |
| **Liabilities and member's equity** | |
| Liabilities | |
| Payable to users | $ 2,398,607,353 |
| Due to affiliated broker-dealer | 14,388,520 |
| Payable to brokers, dealers and clearing organizations | 3,989,826 |
| Securities loaned | 674,029,478 |
| Due to Parent | 2,599,471 |
| Accrued expenses and other liabilities | 3,944,022 |
| Total liabilities | 3,097,558,670 |
| Commitments and contingencies (Note 12) | — |
| Total member's equity | 216,406,188 |
| **Total liabilities and member's equity** | **$ 3,313,964,858** |

*The accompanying notes are an integral part of this financial statement.*

## NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Robinhood Securities, LLC (the "Company") is a wholly owned subsidiary of Robinhood Markets, Inc. (the "Parent"). The Company is a registered clearing broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company clears trades for retail user accounts introduced by Robinhood Financial, LLC ("RHF"), an affiliated introducing broker-dealer, on a fully disclosed basis.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

*Use of estimates*

The preparation of the financial statement in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. The Company bases its estimates on historical experience, and other assumptions management believes to be reasonable under the circumstances, which together form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

*Concentration of credit risk*

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument.

*Cash*

The Company considers all highly liquid instruments with maturity at the time of purchase of three months or less as cash equivalents. Cash at December 31, 2019, consist of interest and non-interest bearing deposits with banks. These deposits may exceed the maximum insurance coverage level provided by the Federal Deposit Insurance Corporation ("FDIC"). No cash equivalents were held as of December 31, 2019.

*Cash segregated under federal and other regulations*

Cash segregated under federal and other regulations consists of cash held in special reserve bank accounts for the exclusive benefit of customers as defined by Rule 15c3-3 and proprietary account of broker dealers ("PAB") pursuant to Security Exchange Act ("SEA") Rule 15c3-3. Throughout this financial statement, the term "users" is defined as customers under SEA Rule 15c3-3.

*Receivable from and payable to users*

Amounts receivable from and payable to users arise from normal securities, cash, and margin transactions. These transactions are recorded on settlement date basis. Receivables from users, net, are adequately collateralized by users' marketable securities balances and are reported at their outstanding principal balance, net of an allowance for doubtful accounts. Unsecured receivables from users are immediately fully reserved for in the allowance for doubtful accounts. The Company is indemnified by RHF for losses incurred in connection with unsecured users' receivables. Unsecured users' receivables that are not collected from RHF are treated as a non-allowable asset in the Company's net capital computation. If any of the unsecured user receivables become secured or collected, the Company will pay RHF back the amount collected. Payables to users primarily consist of cash held in the users' brokerage accounts. Securities owned by users, held either as collateral for users' margin borrowing or in safekeeping, are not reflected in the Statement of Financial Condition.

*Receivable from and payable to brokers, dealers and clearing organizations*

Receivables from brokers, dealers and clearing organizations primarily include receivable from executing brokers for routing users' orders for execution, receivables for securities not delivered by the Company to the counterparties by the settlement date ("securities failed to deliver"), and interest receivable on securities borrowed. Payables to brokers, dealers and clearing organization primarily include payables to RHF for introducing broker fees and shared revenues pursuant to a revenue sharing arrangement, payables for securities not received by the Company from a counterparty by the settlement date ("securities failed to receive"), and interest payable on securities loaned. These receivables and payables are short-term and settle within 30 days. Aged receivables from brokers, dealers, and clearing organizations are treated as non-allowable assets in the Company's net capital computation.

*Securities borrowed and loaned*

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions. These transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparties with cash collateral. The Company receives collateral in the form of cash in an amount generally in excess of their fair value of the securities loaned. All securities borrow and loan transactions have an open contractual term and, upon notice by either party, may be terminated within three business days. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

*Deposits with clearing organizations*

Deposits with clearing organizations consist of cash collateral deposited with central clearing agencies for the purposes of supporting clearing and settlement activities.

*Income taxes*

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax purposes. All tax effects of the Company's income or loss are included in the tax returns of the Parent. Therefore, no provision or liability for income taxes is included in this financial statement. No formal tax-sharing arrangement exists between the Company and its Parent and the Company has no obligation to fund any tax liability of the Parent with its earnings.

**NOTE 3: ACCOUNTING PRONOUNCEMENT**

**Recent Accounting Pronouncement Not Yet Adopted**

*Credit loss on financial instruments*

In June 2016, the FASB issued authoritative guidance regarding *Financial Instruments - Credit Losses* and has subsequently modified several areas of the standard in order to provide additional clarity and improvements. The new standard requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The entity's estimate would consider relevant information about past events, current condition and reasonably and supportable forecasts, which all result in recognition of lifetime expected credit losses. The Company is evaluating the impact of adopting the new standard to its financial statement and does not expect a material impact.

**NOTE 4: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

In accordance with the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is required to segregate cash and/or qualified securities for the exclusive benefit of customers and PAB.

At December 31, 2019, cash segregated under federal and other regulations consisted of the following:

| | |
|---|---|
| Customers | $ 2,399,602,985 |
| PAB | 20,750,892 |
| Total | $ 2,420,353,877 |

**NOTE 5: RECEIVABLE FROM, AND PAYABLE TO USERS**

The components of receivable from and payable to users as of December 31, 2019 are as follows:

| | |
|---|---|
| Receivable from users, net: | |
|    Margin loans | $ 656,639,890 |
|    Other receivable from users | 1,632,451 |
| Total receivable from users | 658,272,341 |
|    Less: allowance for doubtful accounts | 19,383,265 |
| Total receivable from users, net | $ 638,889,076 |
| | |
| Payable to users: | |
|    User uninvested cash balances | $2,398,289,728 |
|    Other payable to users | 317,625 |
| Total payable to users | $2,398,607,353 |

**NOTE 6: RECEIVABLE FROM AND PAYABLE TO, BROKERS, DEALERS, AND CLEARING ORGANIZATIONS**

The components of receivable from and payable to, brokers, dealers, and clearing organizations as of December 31, 2019 are as follows:

Receivable from brokers, dealers, and clearing organizations:

| | |
|---|---:|
| Executing broker receivables | $ 13,309,686 |
| Securities failed to deliver | 4,285,437 |
| Other brokers, dealers and clearing organizations receivables | 2,297,735 |
| Total receivable from brokers, dealers and clearing organizations | $ 19,892,858 |

Payable to brokers, dealers and clearing organization:

| | |
|---|---:|
| Securities failed to receive | $ 3,127,756 |
| Other brokers, dealers and clearing organizations payables | 862,070 |
| Total payable to brokers, dealers and clearing organizations | $ 3,989,826 |

**NOTE 7: FAIR VALUE OF ASSETS AND LIABILITIES**

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price.

*Valuation Hierarchy*

The authoritative guidance for fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priorities to unobservable inputs. The three levels of the fair value hierarchy are described below:

*Level 1* - unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company

*Level 2* - inputs other than quoted prices included in Level 1 that are observable  the assets or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities

*Level 3* - unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets or liabilities

*Determination of Fair Value*

The Company uses the market approach to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

6

At December 31, 2019, the Company owned securities with fair value of $392,646, included in prepaid expenses and other assets in the Statement of Financial Condition. The fair value of these securities are based on quoted prices in active markets; therefore, classified as Level 1. For the year ended December 31, 2019, unrealized gains or losses recognized were insignificant.

At December 31, 2019, all of securities borrowed and loaned were equity securities with fair value based on quoted prices in active markets; therefore, classified as Level 1.

## NOTE 8: FINANCING ACTIVITIES AND OFF-BALANCE SHEET RISK

The Company has four revolving, committed and unsecured credit lines for a total amount of $250 million with the Parent. Interest on these lines of credit is based on the effective federal rate as determined by Internal Revenue Service. The credit lines have no maturity date and remain in effect until terminated by either party.  There were no outstanding borrowings against these lines of credit at December 31, 2019.

The Company has $400 million in a committed and secured line of credit with a non-affiliated bank with a maturity date of September 25, 2020. This line of credit is collateralized by users' free margin securities. Interest for this line of credit is determined at the time a loan is initiated. The applicable interest rate under this line of credit is calculated as a per annum rate equal to 1.25% plus the federal funds rate. There were no outstanding borrowings against this line of credit at December 31, 2019.  Additionally, the Company is obligated to pay a commitment fee calculated as a per annum rate equal to 0.35% on any unused amount of the credit facility. As of December 31, 2019, the Company was in compliance with all financial covenants associated with this credit facility.

In the normal course of business, the Company engages in activities involving settlement and financing of securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations. User securities transaction are recorded on a settlement date basis, which is generally two business days for equities and one business day for options after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event counter parties fail to meet the terms of their contracts. In such events, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill its obligations.

The Company also obtains securities under margin agreements on terms which permit the Company to pledge and/or transfer securities to others. At December 31, 2019, the Company was permitted to re-pledge securities with a fair value of $919,289,793 under the margin agreements and $424,661 under the master securities lending agreement. The Company transferred securities with a fair market value of $655,013,431 to others in connection with the Company's financing activities.  Gross obligations for securities loaned transactions are pledged entirely with collateral in the form of equity and have an open contractual maturity.

 In December 2019, the Company launched a new feature which allows users to earn interest from their uninvested cash balances through a sweep program with program banks insured by Federal Deposit Insurance Corporation. Users' cash swept through this program, which is not recorded in the Company's Statement of Financial Condition, was $59,127,419 at December 31, 2019.

## NOTE 9: INCOME TAXES

As discussed in Note 2, all tax effects of the Company's income or loss are passed through to the Parent.  Therefore, no provision or liability for income taxes in included in this financial statement.

## NOTE 10: OFFSETTING ASSETS AND LIABILITIES

Certain financial instruments and derivative instruments are eligible for offset in the Statement of Financial Condition under U.S. GAAP. The Company's securities borrowing and lending agreements are subject to master netting arrangements and collateral arrangements and meet the U.S. GAAP guidance to qualify for offset. A master netting arrangement with a counter party creates a right of offset for amounts due to and from that same counter party that is enforceable in the event of a default or bankruptcy. The Company's policy is to recognize amounts subject to master netting arrangements on a gross basis on the Statement of Financial Condition.

The Company's assets and liabilities subject to master netting arrangements as of December 31, 2019, are as follows:

| Assets | Securities borrowed |
|---|---|
| Gross amount of securities borrowed | $ 438,400 |
| Gross amount offset in the Statement of Financial Condition | — |
| Amounts of assets presented in the Statement of Financial Condition | 438,400 |
| Gross amount of securities borrowed not offset in the Statement of Financial Condition: | |
| Securities borrowed | 438,400 |
| Security collateral received | 424,661 |
| Net amount | $ 13,739 |

| Liabilities | Securities loaned |
|---|---|
| Gross amount of securities loaned | $ 674,029,478 |
| Gross amount of securities loaned offset in the Statement of Financial Condition | — |
| Amounts of liabilities presented in the Statement of Financial Condition | 674,029,478 |
| Gross amount of securities loaned not offset in the Statement of Financial Condition: | |
| Securities loaned | 674,029,478 |
| Security collateral pledged | 654,588,770 |
| Net amount | $ 19,440,708 |

## NOTE 11: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent and pursuant to the agreement, the Company reimburses the Parent for payroll, technology, information services, occupancy and other expenses. The Parent also pays certain direct expenses on behalf of the Company and cash settles monthly with allocated expenses. At December 31, 2019, the balance due to the Parent was $2,599,471.

The Company has four revolving, committed and unsecured credit lines for a total amount of $250 million with the Parent. There were no outstanding borrowings against the line of credit at December 31, 2019.

As of December 31, 2019, the Company had an affiliate user with a free credit balance of $30,826,540, included in Payable to users on the Statement of Financial Condition.

Pursuant to the clearing agreement with RHF, the Company clears and facilitates transactions for users introduced by RHF on a fully disclosed net settlement basis. Due to affiliated broker-dealer in the Statement of Financial Condition consists of proprietary accounts for the exclusive benefit of RHF in the amount of $2,685,410 and the balance due to RHF of $11,703,110.

## NOTE 12:  COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages.  The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.  The Company reviews its lawsuits, regulatory inquiries and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance.  The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.  The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. As of December 31, 2019, the Company has not recorded any material loss contingencies in the financial statement.

The Company is a member of the Depositary Trust and Clearing Corporation ("DTCC") and The Option Clearing Corporation ("OCC"). As part of the membership agreement, the Company and other members may be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to these agencies. The Company's liability under these agreements are not quantifiable and can be in excess of the cash the Company posted as required deposit. The Company believes that it is unlikely that it will have to make material payment under these agreements and has not recorded a contingent liability in the financial statement.

## NOTE 13: NET CAPITAL

As a registered broker dealer, the Company is subject to the SEC's Uniform Net Capital Rule (SEA Rule 15c3-1). Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies. The Company computes its required net capital using the alternative method, which requires the Company to maintain net capital equal to the greater of 2% of aggregate customer-related debit items in the customer reserve computation under SEA Rule 15c3-3 or $250,000. At December 31, 2019, the Company's net capital was $192,373,151 which was $179,114,439 in excess of the minimum required net capital $13,258,712.

## NOTE 14: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued.

*March 2020 Service Outages*

On March 2-3, 2020, the Robinhood platform experienced an outage across various services, which prevented customers from using the app, website, and help center and on March 9, 2020, the Robinhood platform experienced an outage across its trading products, which prevented customers from placing trades (collectively, the "Outages"). The Company is currently in the process of investigating and evaluating the impact of the Outages. There are many uncertainties associated with these types of incidents and possible impacts associated with service outages may include remediation costs to customers, systems upgrades, increased insurance costs, adverse effects on compliance with laws and regulations, litigation, and reputational damage.

Beginning on March 4, 2020, putative class action lawsuits were filed the Company in state and federal district courts relating to the Outages. These lawsuits generally allege that putative class members were unable to execute trades during the Outages because the Robinhood platform was inadequately designed to handle customer demand and the Company failed to implement appropriate backup systems. The lawsuits include, among other things, claims for breach of contract, negligence, gross negligence, breach of fiduciary duty, breach of warranty, fraud, negligent misrepresentation, and violations of certain California consumer protection statutes.

The Company intends to vigorously defend these matters. However, litigation is inherently uncertain, and any judgment entered against the Company, or any adverse settlement could materially and adversely impact the Company's business, financial condition, operating results, and prospects. Because these litigations are in their early stages, the Company is unable to estimate a reasonably possible range of loss, if any, that may result from these matters.

*Financing activities*

In 2020, the Company drew and repaid $317.7 million on its line of credit with a non-affiliated bank. There were no outstanding borrowings against the line of credit at the date the financial statement was issued.

In 2020, the Company executed two revolving, unsecured and uncommitted lines of credit with the Parent for $100 million and $200 million, resulting in a total of $550 million credit lines with the Parent. In 2020, the Company drew and repaid $1,136.0 million on its lines of credit with the Parent. There were no outstanding borrowings against these lines of credit at the date the financial statement was issued.

In March 2020, the Parent contributed $65 million to the Company.

*COVID-19*

Subsequent to December 31, 2019, there has been a global outbreak of a coronavirus disease 2019 (COVID-19), which the World Health Organization has declared a pandemic. At the time of issuance of this report, the direct and indirect impacts that the COVID-19 pandemic and recent market volatility may have on the Company's financial statement are uncertain and the Company is not able to reasonably estimate the impact of COVID-19 on its business, results of operations, cash flows and financial position.

No other event took place that requires recording or disclosure in the financial statement.